Exhibit 12

HSBC USA Inc.
Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in millions, except ratios)

Year Ended December 31	2006	2005	2004	2003	2002

Ratios excluding interest on deposits:

Net income	$1,036	$976	$1,258	$941	$855
Income tax expense	530	566	718	570	510
Less: Undistributed equity earnings	34	73	21	6	7
Fixed charges:
Interest on:
Borrowed funds	300	276	132	91	232
Long-term debt	1,457	1,019	380	206	225
One third of rents, net of income from subleases	25	19	19	17	17

Total fixed charges, excluding interest on deposits	1,782	1,314	531	314	474

Earnings before taxes and fixed charges, net of undistributed equity earnings	$3,314	$2,783	$2,486	$1,819	$1,832

Ratio of earnings to fixed charges	1.86	2.12	4.68	5.79	3.86

Total preferred stock dividend factor (1)	$133	$71	$36	$36	$37

Fixed charges, including the preferred stock dividend factor	$1,915	$1,385	$567	$350	$511

Ratio of earnings to combined fixed charges and preferred stock dividends	1.73	2.01	4.38	5.20	3.59

Ratios including interest on deposits:

Total fixed charges, excluding interest on deposits	$1,782	$1,314	$531	$314	$474
Add: Interest on deposits	3,113	1,771	825	666	974

Total fixed charges, including interest on deposits	$4,895	$3,085	$1,356	$980	$1,448

Earnings before taxes and fixed charges, net of undistributed equity earnings	$3,314	$2,783	$2,486	$1,819	$1,832
Add: Interest on deposits	3,113	1,771	825	666	974

Total	$6,427	$4,554	$3,311	$2,485	$2,806

Ratio of earnings to fixed charges	1.31	1.48	2.44	2.54	1.94

Fixed charges, including the preferred stock dividend factor	$1,915	$1,385	$567	$350	$511
Add: Interest on deposits	3,113	1,771	825	666	974

Fixed charges, including the preferred stock dividend factor and interest on deposits	$5,028	$3,156	$1,392	$1,016	$1,485

Ratio of earnings to combined fixed charges and preferred stock dividends	1.28	1.44	2.38	2.45	1.89

(1)	Preferred stock dividends grossed up to their pretax equivalents.

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